FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

On December 13, 2019, Centene Corporation held an investor day.  Below is a transcript of excerpts from the investor day presentation in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc.  There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Discussion

Michael Neidorff, Chairman, President & CEO

. . .

Our Medicare Advantage in D-SNP’s line of business also remains a driver of our long-term growth and a key area of strategic build. While we acknowledge we have not achieved our growth objectives in this product, we are confident that the addition of WellCare’s MA platform and leadership will enable us to do so.

. . .

Our second growth pillar is M&A. We will continue to focus on accretive M&A as a tool to further supplement our organic growth where necessary. We have continued to demonstrate our ability to acquire and successfully integrate acquisitions. Ribera Salud Group, Health Net, Fidelis, and soon WellCare. All have added expertise and capabilities across the enterprise to better combine our assets and improve our competitive position. The strategic acquisition of WellCare is transformational. By bringing together 2 top-performing companies, we are creating a health care enterprise that will provide coverage to approximately 1 in 15 Americans. This firmly solidifies Centene’s 2020 vision of being the industry leader in government-sponsored health care and positions us competitively with the industry’s largest players.

As of today, regulators in all 27 states have approved the transaction. Indicating our state partners recognize the benefits of our future combined organization. We have also announced health plan divestitures in Illinois, Missouri, and Nebraska. And both Centene and WellCare are working with the Department of Justice regarding a Hart-Scott-Rodino review. As Jeff will update you later this morning, we are comfortable with our synergy and accretion targets and continue to believe we will receive all necessary approvals to close this transaction by the first half of 2020.

Initial integration planning is going extremely well. We have designed and conducted our integration activities to ensure we would be ready by January 1, should there be an opportunity to close earlier in 2020.

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Upon completion of the WellCare deal, our Board expects to welcome current WellCare Board members William Trubeck and James Dallas to Centene’s Board. In his past career, Mr. Trubeck has held positions of Executive Vice President and Chief Financial Officer for Waste Management and H&R Block, and Chief Financial Officer, Executive Vice President, Director of YRC Worldwide. William brings strong financial audit and compliance expertise.

James Dallas, former Senior Vice President and Chief Information Officer at Medtronic, is an accomplished senior executive. Prior to Medtronic, James held executive positions with Georgia-Pacific Corporation. Through these roles, James has more than 30 years of experience with, among other things, information technology, strategy and risk identification and mitigation.

We are privileged to be welcoming such distinguished leaders to Centene.

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Jeffrey Schwaneke, Executive VP, CFO & Treasurer

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The WellCare acquisition represents the next evolution in our journey towards an enterprise with over $100 billion in revenue.

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Next, I will provide a financial update on WellCare acquisition since the original announcement. As most of you are aware, we are substantially complete on the exchange offer associated with the WellCare senior notes. This allows us to keep the debt outstanding at transaction closing. Additionally, our senior unsecured debt ratings upgraded to investment-grade by S&P in November, and we marketed and sold $7 billion in 5-, 8- and 10-year notes. We had strong demand with an order book that was 3x oversubscribed. This allowed us to complete the financing for the WellCare transaction at a weighted average interest rate of 4.4%. This is over 120 basis points lower than what was contemplated at the transaction announcement. As you will hear later in the program, the integration planning is substantially complete and synergies continue to be in line with our original expectations. Taking into consideration the new information we have today, we now expect the accretion from the acquisition to be no less than breakeven in the first year and mid to upper single-digit accretion in year 2. We have a strong balance sheet and expect our debt-to-capital ratio to be within the range of 39% to 41% at closing based on the stock price earlier this week. The range represents our flexibility to use proceeds from divestitures to either repay debt or repurchase shares.

In conclusion, we remain focused on executing on our growth strategy with the aim of delivering double-digit top and bottom line growth. The WellCare acquisition will be the next milestone as we further enhance our leadership position in government-sponsored health care. We are also focused on improving our margins through transformative initiatives that we are executing through Centene Forward and successfully integrating the WellCare acquisition. Our balance sheet remains strong. Our capital allocation priorities are clear, and we are pleased with our ability to lower the cost of the financing for the WellCare transaction.

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Kevin Counihan, Senior Vice President of Products

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As Michael said, growth has not kept pace with the rest of our core products, but we are addressing the drivers of growth and look forward to the integration of WellCare’s products.

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Holly Benson, Executive Vice President

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And under the leadership of our new CEO, Dr. Rajiv Patel and with the anticipated addition of WellCare, we believe that USMM is well positioned for new growth.

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Questions and Answers

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Unknown Attendee

I’m going to go ahead and say -- thanks. So in -- Jeff, in your comments about WellCare going from a little dilutive to sort of neutral. I guess, I just sort of philosophically, like to hear how you guys are thinking about this. WellCare on a stand-alone basis has dramatically outperformed expectations this year. Are you saying, hey, let’s just wait till we close, and we’ll take another look? Are you saying you’re not confident that, that translates immediately to accretion for you? Give us some perspective on how you’re looking at what’s happened at WellCare in the last 12 months.

Jeffrey Schwaneke

Yes. Certainly, obviously, I see their press releases as well and know that they’ve outperformed this year. What I will tell you is my commentary today is using the numbers from the S-4. So while they have outperformed so far this year, they’re a separate enterprise. They’re a separate business. And I guess, what I would say is it gives us confidence that they’ll at least be able to deliver the number that’s in the S-4. And so when we gave the transaction accretion update today. That assumes that WellCare is going to deliver the number that’s in the S-4. And obviously, once we close the transaction, then we’ll take another look as far as the details inside how they’re operating.

Michael Neidorff

That’s what’s important, AJ. We can’t get involved in their details. And we should not, until we -- until it closes.

Unknown Attendee

But it’s not that you know that there’s some reason to sort of got haircut to -- and...

Jeffrey Schwaneke

I know what you know on the public side, right? So...

 . . .

Unknown Attendee

But just to be clear, you’re saying Medicaid, maybe a little bit below changes its target is Medicare at target? Or is there...

Jeffrey Schwaneke

There’s opportunity in Medicare as well. We’re looking forward to the WellCare transaction. They have a high-performing Medicare business. So there’s opportunity for us in if I just went across the products in Medicare and Medicaid. And then we have some large group commercial business in California where there’s opportunity as well.

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Unknown Attendee

The announced divestitures, can you give us a sense of the earnings contribution at this point? For what they contributed in 2019? And what was contemplated in the initial guidance -- accretion guidance?

Jeffrey Schwaneke

Yes. Well, first of all, only one of those is ours. So -- and we’re not going to comment on the divestiture package until the transaction closes.

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Discussion

Michael Neidorff

Okay. Before we go into the Centene Forward, I want to just make a couple of comments on the Justice Department. And I’ve had some questions at the break. I just want to be consistent with everyone. We have 27 state approvals on Form As. We have the divestitures and the states are now going through asking for the Form As from the purchases. The 2 extra -- that’s moving right along. Hearings have been scheduled in some cases, forms are being done. We’re very comfortable. We then knew it was coming, it wasn’t a surprise. That will continue to move down the line. Secondly, I’ll comment some people on Justice. We have a process. We have a meeting next week. I’m going there from my deposition, they kind of saved me for the last. And I don’t know what the others talked about, I’m not going to ask. It’s all a process. I just wanted everybody to hear the same thing that it’s moving at a pace that we’re comfortable with. What we expected. I think the Form As, I can’t complement Chris Koster the team and others who work on it enough because I don’t think anybody has ever seen 27 Form As approved in that time frame. So we’ll be working through it. I just -- I want everybody to have the same thing. Some people say were you worried about it. No, we’re worried. We’re worried about everything, wake up every morning scared.

. . .

So things are in good shape on the deal, and I’m comfortable. And as Jeff said, we have no more view on the WellCare business than you do. It would be inappropriate for me to tell you. The only thing I do have more view on are the people because were determining who’s going to be in what positions going forward.

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Lisa Brubaker, Senior Vice President of Quality and Risk Adjustment

Good morning. I’m Lisa Brubaker, Senior Vice President of Quality and Risk Adjustment, with responsibility for the WellCare integration. It’s my pleasure to update you this morning on our progress with integration planning. When we announced the WellCare acquisition, we made a promise that we would integrate our 2 great companies while minimizing any disruption. During our past acquisitions, particularly HealthNet and Fidelis, we’ve built deep integration capabilities, and we continue to strengthen and capitalize upon those skill sets. Our focus is to make sure we capture value from this business combination. While ensuring that we maintain continuity of care for our members. We also pledge to treat our providers fairly while minimizing disruption to their practices. And of course, we want to minimize any complications for our state and federal regulator. As we kicked off our integration planning process in May, we established a set of guiding principles to assist our integration teams in their work. First, we emphasized the importance of remaining true to our values around local delivery with member provider and state regulator facing services executed in the markets to the greatest extent possible. At the same time, we’re focused on leveraging our scale to enhance quality and efficiency.

Next, we underscore the critical importance of fostering clear lines of accountability, responsibility and authority, while ensuring alignment between our markets, product and corporate shared service organization. We affirmed our intention to build for the future to build for diversification and to build for growth. And finally, we highlighted our commitment to strengthen our member, provider and key stakeholder experience by continuing to drive operational optimization. To support integration planning, we established a robust infrastructure with integration teams for each functional product and market area with co-leads from Centene and WellCare. These teams have been tasked with designing future state operating models and organize -- and organizational structure as well as developing detailed execution plans that support synergy capture. In addition, we’ve activated a governance structure that includes daily, weekly and monthly touch points to ensure our planning remains on track and that we’re ready to execute on day 1. To date, we’ve completed all major milestones on our integration planning road map, and we’re well positioned to begin the implementation phase of integration on day 1. We’ve conducted analysis of our current state operating models and future state design. We’ve developed top-down synergy targets and built bottom-up plans for capture. We’ve completed organizational design and talent assessments and we’ve documented day 1 through 100 work plans. In addition, we’re putting enabling capabilities in place to support implementation. Our cross-functional integration teams have worked exceptionally well together and have put us in an excellent position to hit the ground running on day 1. When we launched our integration planning process 7 months ago, our goal was to be day 1 ready on January 1. We felt that target date would help ensure readiness for whatever closed date is followed. I’m pleased to report that we will be ready to begin implementation January 1 and upon completion of the regulatory approval process. We’re confident we have the detailed plans in place, the capabilities in-house and a long track record of capturing value to ensure a successful WellCare integration. Thank you.

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Jesse Hunter, Executive VP & Chief Strategy Officer

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Shifting to the M&A side. Over the last 10 years, we’ve executed over 30 transactions, a subset of which are represented here. Including WellCare on a pro forma basis, these transactions have generated approximately $51 billion in annual revenues. Our transaction portfolio has supported both market entry and market expansion on the health plan business and added a broad range of capabilities, including pharmacy, population health, TPA platforms, data analytics and technology, among others. Our experience around deal execution and integration has allowed us to make increasingly larger investments over time including HealthNet, Fidelis and most recently, WellCare. When you combine the organic growth and M&A growth, you can see that Centene has generated over $96 billion in annual revenue over the last 10 years. When we compare this growth against the approximately $4 billion revenue base in 2009, you can understand why we have the highest growth rate of any company in the Fortune 500 over that period.

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As Lisa discussed, we are focused on closing and integrating the WellCare deal, but we will continue to evaluate strategic investments in targeted areas.

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Brent Layton, Executive VP & Chief Development Officer

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And let me simply highlight with one click here the addition of the new Medicaid states from WellCare. And including WellCare’s Medicare program, Centene would be in all 50 states.

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Questions and Answers

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AJ Rice, Credit Suisse AG, Research Division

Is that -- so you’re speaking optionality around just legacy Centene and RxAdvance? Or is that more with respect to bringing WellCare on board?

Jesse Hunter

Yes. So I think we’ve got -- we know that WellCare is going through a process. We don’t have any insight into that process. So the point is until we get to closing, we’re going to maintain flexibility.

Michael Neidorff

I think it’s also fair to say that as we -- when it is approved and we close, we’ll put things together that make sense to put together.

And I’ve said don’t look for it to happen instantly. It’s not how fast, it’s how well. The only thing is it will just take some time, but it’s -- there will be a road map we can talk about in the future.

Kevin Fischbeck, BofA Merrill Lynch, Research Division

And then maybe last question. Capital deployment, as you mentioned, that with the divestures you could either bid on that or you could use share repurchase. Again, we haven’t really seen you guys do a lot of share repurchase between the margin expanding and now you got the divestitures. How do you think about share repurchase in the context of everything else?

Jeffrey Schwaneke

Yes. I think specifically to share repurchase, that was specific to divestitures -- potential divestitures from the transaction. I think as we stated, we’re going to continue to deploy capital to grow the business. And that’s where our focus -- their focus is going to be for the next several years.

Michael Neidorff

So what we do in terms of debt or share repurchase will be a matter of the fact where things stand at the time we close, Kevin, and we’ll maintain flexibility there.

. . .

Edmund Kroll, Senior Vice President of Finance & Investor Relations

This is from Pete Costa, Wells Fargo, out on the webcast. Both Centene and WellCare have struggled somewhat with Medicare star scores, yet you highlight Medicare as an important growth area. What are you doing specifically to improve star scores? What results should we expect? And what is that costing you in 2020 with or without -- with and without WellCare relative to 2019?

 . . .

Kevin Counihan

First on the stars, we missed getting 4 stars. We were so excruciatingly close to getting our 4 stars. And I think part of the good news around that is we know specifically the drivers around that which means we know the drivers to fix. So our confidence and focus on making the necessary corrections are on track now.

Jeffrey Schwaneke

Yes. There was a financial component of that. I guess, what I’ve mentioned is, for us, the stars and the health insurer fee were neutral to us in 2020. That’s -- that was the piece.

. . .

Lisa Brubaker

Yes. And so I think the other thing to keep in mind is that, in fact, some of our largest contracts are performing at 4 stars. So we want to distinguish between the parent star which impacts the start going in position for expansion versus the star rating that any one of our plants may enjoy. So California, for example, 4 stars and getting the full impact of revenue. We do have very comprehensive programs in place throughout our markets related to driving caps improvement, HEDIS rate improvement, actually, our HEDIS results are performing very strong right now. So we’re confident that we’ve got the programs in place and that upon combination, that will continue to drive stars improvement.

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Discussion

Michael Neidorff

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And the WellCare acquisition is tracking as planned. And as discussed today, we are comfortable with our synergy and accretion targets and continue to believe we will receive all necessary approvals to close the transaction by the first half of 2020.

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Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (iii) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (iv) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (v) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (vi) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (vii) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (viii) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (ix) unexpected costs, charges or expenses resulting from the WellCare Transaction; (x) the inability to retain key personnel; (xi) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xii) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 23, 2019 (the “Registration Statement”), and Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.